UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693
(Address of principal executive office)

Registrant’s phone number, including area code
+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Explanatory Note

This Form 6-K of Lion Group Holding Limited (the “Company”) is being furnished to clarify the OTC Stock Options Trading Services disclosure in “Item 4. Information on the Company – B. Business Overview” and “Item 5. Operating and Financial Review and Prospects” on pages 55, 58, 62, and 82 of its annual report on Form 20-F (the “20-F”) for the fiscal year ended December 31, 2023 filed with the Securities Exchange Commission on April 30, 2024. The Company did not and has not conducted any OTC Stock Options Trading Services business in Hong Kong since its establishment.

Page 55 of 20-F

Item 4. Information on the Company

B.	Business Overview

We are one of the few Chinese investor-focused trading platforms that offer a wide spectrum of products and services. Currently, our business lines include (i) total return swap (TRS) trading business, (ii) contracts for difference (CFD) trading services, (iii) ~~Hong Kong-based~~ Over-The-Counter (“OTC”) stock options trading business, and (iv) futures and securities brokerage services. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android, PC and Mac platforms. Our clients are mostly well-educated and affluent Chinese investors residing both inside and outside the PRC (excluding the United States)~~, as well as institutional clients in Hong Kong that use our futures trading service~~.

Page 58 of 20-F

Our Business Lines

Our business lines include our (i) TRS trading business, (ii) CFD trading services, (iii) ~~Hong Kong-based~~ Over-The-Counter (“OTC”) stock options trading business, (iv)  futures and securities brokerage services, and (v) insurance brokerage services. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android and PC platforms. See “Our Technology.” Our relevant subsidiaries possess a full securities investment business license in the Cayman Islands as relevant to acting as a broker dealer and market maker and various types of licenses to conduct our business in Hong Kong. See “Licenses”.

Page 62 of 20-F

OTC Stock Options Trading Services

We started to sell over-the-counter (“OTC”) call options ~~in Hong Kong market~~ in April 2021. Since the fourth quarter of 2023, this business increased rapidly. The call option gives the holder the right, but not the obligation, to buy the underlying security at a predetermined price (strike price or exercise price) within a specific timeframe, ranges from 2 weeks to 6 months. The stocks underlying the call options issued are predominantly China A-Shares, stocks that are denominated in Renminbi and traded in Shanghai and Shenzhen Stock Exchanges in PRC. We serve as the counterparty to our customers in OTC stock options transactions. There are cases that we purchases the same call options back-to-back from the third party option issuers for offsetting. Upon signing the contract, the customers are required to pay the option premium to us. The Group generated trading gains or losses from the call options, consisting of the changes in fair value associated with the call options we sold to customers as well as the offsetting call options we purchased from third party option issuers.

Page 82 of 20-F

Item 5. Operating and Financial Review and Prospects

A.	Operating Results

Overview

We are one of the few Chinese investor-focused trading platforms that offer a wide spectrum of products and services. Currently, our business lines include (i) total return swap (TRS) trading business, (ii) contracts for difference (CFD) trading services, (iii) ~~Hong Kong-based~~ Over-The-Counter (“OTC”) stock options trading business, and (iv)  futures and securities brokerage services. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android, PC and Mac platforms. Our clients are mostly well-educated and affluent Chinese investors residing both inside and outside the PRC (excluding the United States)~~, as well as institutional clients in Hong Kong that use our futures trading service~~.

This Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 (No. 333-269333) and Form S-8 (No. 333-275597) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2024	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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